UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  August 30, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                                Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: August 30, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: August 30, 2016
16-30-TR

Teck Announces Acquisition of Securities of Jet Gold

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it acquired 8,333,333 common shares, and a $389,117 principal amount convertible debenture of Jet Gold Corp. (“Jet Gold”). Jet Gold issued the securities in satisfaction of $889,117 of indebtedness owing to a Teck subsidiary. Jet Gold had assumed the indebtedness in connection with its indirect acquisition of control over a 30% interest in Haib Minerals (PTY) Ltd., in which Teck indirectly holds a 70% interest. The common shares were issued for an aggregate price of $500,000, and the convertible debenture was issued for a price of $389,117. No cash consideration was paid by Teck and the purchase price was fully satisfied by set-off against the assumed indebtedness.
As a result of the transaction, Teck holds 8,333,333 Jet Gold common shares, approximately 11.6% of Jet Gold’s outstanding common shares, and a $389,117 principal amount convertible debenture. The debenture matures in 48 months and is convertible at Teck’s election, in whole or in part, into Jet Gold common shares at a price of $0.07 per share. If Teck were to convert the entire principal amount of the debenture, Teck would hold approximately 17.9% of Jet Gold’s outstanding common shares, calculated on a partially diluted basis assuming the conversion of the debenture only.
Teck may determine to increase or decrease its holdings in Jet Gold depending on market conditions and any other relevant factors. This release is required to be issued under the early warning requirements of applicable securities laws. A copy of the early warning report may be obtained from the contacts listed below.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com